03014146

S03/6/03

SECURITI[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assante Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1190 Saratoga Ave. Suite 200
(No. and Street)

San Jose (City) CA (State) 95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jody Wreggit (204) 954-5163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 2000 - One Lombard Place (Address) Winnipeg (City) Manitoba (State) R3B 0X3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

RECEIVED FEB 28 2003 MAIL PROCESSING SECTION 165

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jody Wreggit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assante Capital Management Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CELIA E. GORLICK
A NOTARY PUBLIC FOR THE PROVINCE OF MANITOBA.
MY COMMISSION DOES NOT EXPIRE.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

ASSANTE CAPITAL MANAGEMENT INC.

December 31, 2002 and 2001
(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Telefax (204) 957-0808
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Assante Capital Management Inc.

We have audited the accompanying statements of financial condition of Assante Capital Management Inc. (the "company") as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the *Securities Exchange Act* of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assante Capital Management Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the *Securities Exchange Act* of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 17, 2003

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Financial Condition
(Expressed in U.S. dollars)

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 270,510	$ 244,392
Accounts receivable	5,743	6,866
Prepaid expenses	59,570	49,118
Deposits and other current assets	38,214	16,662
Total current assets	374,037	317,038
Deferred tax asset	–	1,379
Notes receivable from Assante Asset Management Inc. (note 3)	200,000	200,000
Total assets	$ 574,037	$ 518,417
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 10,073	$ 11,807
Due to related party (note 3)	44,547	5,618
Total current liabilities	54,620	17,425
Income taxes payable to related party	91,117	84,503
Total liabilities	145,737	101,928
Stockholder's equity:		
Capital stock:		
Authorized:		
100 common stock, $0.01 par value		
Issued:		
100 common stock	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	328,300	316,489
Total stockholder's equity	428,300	416,489
Total liabilities and stockholder's equity	$ 574,037	$ 518,417

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Income
(Expressed in U.S. dollars)

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Brokerage commissions	$ 57,604	$ 44,303
Interest and dividend income	17,938	12,367
Supervisory fees (note 3)	130,476	143,778
	206,018	200,448
Expenses:		
Broker fees	10,335	11,986
Insurance	23,565	28,934
Licensing fees	46,117	34,651
Management fee to related party (note 3)	65,581	71,889
Other	19,992	7,113
Supplies and stationery	20,365	–
	185,955	154,573
Income before income taxes	20,063	45,875
Income taxes (note 5)	8,252	15,911
Net income	$ 11,811	$ 29,964

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Years ended December 31, 2002 and 2001

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances at January 1, 2001	$ 1	$ 99,999	$ 286,525	$ 386,525
Net income			29,964	29,964
Balances at December 31, 2001	1	99,999	316,489	416,489
Net income			11,811	11,811
Balances at December 31, 2002	$ 1	$ 99,999	$ 328,300	$ 428,300

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 11,811	$ 29,964
Adjustments for change in:		
Accounts receivable	1,123	5,880
Prepaid expenses	(10,452)	(8,767)
Deposits and other current assets	(21,552)	2,146
Deferred tax asset	1,379	(1,379)
Accounts payable	(1,734)	6,043
Income taxes payable to related party	6,614	17,290
Due to related party	38,929	(540)
	26,118	50,637
Increase in cash and cash equivalents	26,118	50,637
Cash and cash equivalents, beginning of year	244,392	193,755
Cash and cash equivalents, end of year	$ 270,510	$ 244,392

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT INC.

Notes to Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2002 and 2001

---

1. Organization and nature of operations:

Assante Capital Management Inc. (the "company"), a wholly-owned subsidiary of Assante Holdings Inc. ("AHI"), in turn a wholly-owned subsidiary of Assante Corporation, a Canadian company ("Assante"), is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. *Significant accounting policies:*

(a) Basis of presentation:

The company follows the accrual basis of accounting. Current assets and liabilities include items expected to be realized or liquidated during the next fiscal year.

(b) Cash and cash equivalents:

The company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less.

(c) Income taxes:

The company and other subsidiaries of AHI file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

2. Significant accounting policies (continued):

The company is a member of the AHI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by AHI. The company may also be included in certain state and local tax returns of AHI or its subsidiaries. The company's tax sharing agreement with AHI provides that income taxes be based on the separate results of the company. The agreement generally provides that the company pay to AHI amounts equal to taxes that the company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that AHI will pay the company amounts equal to tax refunds the company would be entitled to if it had always filed a separate tax return.

(d) Revenue recognition:

The company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of Assante Asset Management Inc. ("AAMI"), a related party through common ownership. The fees are billed at the beginning of each quarter and recognized as income over each quarterly period.

(e) Brokerage commissions:

The company earns brokerage commissions on the sale of non-proprietary products and services by its in-house brokers.

(f) Investment income:

Investment income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(g) Fair value of financial instruments:

The carrying value of the company's financial instruments approximates fair value.

(h) Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

3. Related party transactions:

The supervisory fees charged to clients of AAMI are billed and collected by AAMI on behalf of the company. For the year ended December 31, 2002, the company earned $130,476 (2001 - $143,778) in supervisory fees from AAMI clients.

The company bears expenses directly related to its operations, while AAMI bears expenses which relate to more than one of commonly owned entities, including, but not limited to, personnel, office space and other support services. The company pays a management fee, equal to 50% of supervisory fees, under an agreement between the parties to compensate AAMI for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions. As of December 31, 2002, the company owed $44,547 (2001 - $5,618) to AAMI.

During 2000, the company loaned $200,000 to AAMI in the form of two $100,000 non-interest bearing promissory notes due upon demand. The amount remains unpaid as of December 31, 2002 and the company has agreed not to demand payment during the next fiscal year.

4. Significant concentrations:

The company earns supervisory fees, which vary based upon the net asset value of assets managed by AAMI. For the year ended December 31, 2002, such fees were 63% (2001 - 72%) of total revenue. In addition, the supervisory fees are received through AAMI from their clients. Therefore, termination of this relationship with AAMI could adversely affect the company's revenue.

5. Income taxes:

Current and deferred income taxes (benefit) consist of the following:

	2002	2001
Federal taxes	$ 6,219	$ 15,598
State and local taxes	2,033	4,055
Deferred tax benefit	–	(1,379)
Reduction of deferred tax asset valuation reserve	–	(2,363)
	$ 8,252	$ 15,911

(Expressed in U.S. dollars)

5. Income taxes (continued):

Income taxes for 2002 of $8,292 (2001 - $15,911) are consistent with the amounts computed by applying the U.S. federal tax rate to pre-tax income.

6. Regulatory requirements:

The company is subject to the Securities and Exchange Commission ("SEC") *Uniform Net Capital Rule* ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002 and 2001, the company was in compliance with Rule 15c3-1, with net capital of $211,873 and $159,603 respectively, which was $161,873 and $109,603 respectively in excess of its required net capital of $50,000. The company's net capital ratio was .48 to 1 at December 31, 2002.

The company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Telefax (204) 957-0808
www.kpmg.ca

AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Assante Capital Management Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Assante Capital Management Inc. (the "company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ('SEC"), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act* of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act* of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 17, 2003

ASSANTE CAPITAL MANAGEMENT INC.

Schedule - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

As at December 31, 2002

Net capital:		
Total stockholder's equity	$	428,300
Less non-allowable assets		216,427
Net capital	$	211,873
Aggregate indebtedness:		
Accounts payable	$	10,073
Income taxes payable		91,117
Total aggregate indebtedness	$	101,190
Computation of net capital requirements:		
Net capital required - greater of $50,000 or 6 2/3% of aggregate indebtedness of $101,190	$	50,000
Net capital in excess of requirements	$	161,873
Ratio of aggregate indebtedness to net capital		0.48 to 1

A reconciliation between the above computation and the company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation, Inc. on January 27, 2003, is not required as no material differences exist.